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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                (Amendment No. 5)

                        Overseas Shipholding Group, Inc.
                                (Name of Issuer)

                      Common Stock, par value $1 per share
                         (Title of Class of Securities)

                                   690368 10 5
                                 (CUSIP Number)

                             Michael Mayberry, Esq.
                                 277 Park Avenue
                               New York, NY 10172
                            Tel. No.: (212) 207-2898
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                 November 6, 2003
                     (Date of Event which Requires Filing of
                                 this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [_].

         Check the following box if a fee is being paid with the statement [_].


                               Page 1 of 10 Pages

-----------------------------                      -----------------------------
CUSIP 690368 10 5                                                  Page  2 of 10
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Mary Ann Fribourg
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

              Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
              Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                              -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                            2,448,241
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                              -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                              2,448,241
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,448,241
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.86%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP 690368 10 5                                                  Page  3 of 10
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Paul Fribourg
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

              Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
              Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                              -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                            2,448,241
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                              -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                              2,448,241
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,448,241
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.86%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP 690368 10 5                                                  Page  4 of 10
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Morton I. Sosland
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

              Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
              Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                              -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                            2,448,241
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                              -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                              2,448,241
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,448,241
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.86%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP 690368 10 5                                                  Page  5 of 10
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Fribourg Enterprises, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

              Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
              Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                              2,448,241
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                            -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                              2,448,241
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                              -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,448,241
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.86%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP 690368 10 5                                                  Page  6 of 10
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Fribourg Grandchildren Family L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

              Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
              Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                              2,448,241
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                            -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                              2,448,241
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                              -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,448,241
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.86%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP 690368 10 5                                                  Page  7 of 10
-----------------------------                      -----------------------------

         This Amendment No. 6 to the Statement on Schedule 13D, dated March 12, 1992, filed by Fribourg Enterprises L.P., a Delaware limited partnership ("Fribourg Enterprises"), relating to the common stock, par value $1 per share, of Overseas Shipholding Group, Inc. (the "OSG Common Stock"), a Delaware corporation ("OSG"), and as amended by Amendment No. 1, dated April 19, 1993, Amendment No. 2, dated October 25, 1996, Amendment No. 3, dated August 1, 1997, Amendment No. 4, dated April 29, 2002, and Amendment No. 5, dated November 7, 2003 (as so amended, the "Statement"), amends the Statement in the following respects only:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item No. 5 is amended and restated in its entirety as follows:

         a. With respect to each of the above entities and individuals, the 2,448,241 shares of OSG Common Stock that are beneficially owned constitutes approximately 6.86% of the issued and outstanding shares of OSG Common Stock.

         b. Each of the above entities have sole voting and dispositive power with respect to the 2,448,241 shares and each of the above individuals have shared voting and dispositive power with respect to the 2,448,241 shares.

         c. Fribourg Grandchildren Family L.P. sold shares of OSG Common Stock in open market transactions on the New York Stock Exchange as follows:


DATE                     NUMBER OF SHARES                PRICE PER SHARE
----                     ----------------                ---------------

9/5/2003                        1,900                      $ 25.5000
9/12/2003                      23,100                      $ 24.9139
9/15/2003                       8,300                      $ 25.2787
9/16/2003                      16,700                      $ 25.2777
9/18/2003                      10,000                      $ 26.1715
9/19/2003                      10,000                      $ 25.8586
9/22/2003                      10,000                      $ 25.5064
9/23/2003                      10,000                      $ 26.0549
9/24/2003                      10,000                      $ 26.3293
9/25/2003                      10,000                      $ 25.8180
9/26/2003                      10,000                      $ 25.5390
9/29/2003                      10,000                      $ 26.1004
9/30/2003                      10,000                      $ 25.8304
10/1/2003                      10,000                      $ 25.2550
10/2/2003                      10,000                      $ 25.7883
10/3/2003                      10,000                      $ 25.9786
10/6/2003                      10,000                      $ 25.8922
10/7/2003                      10,000                      $ 25.8295
10/8/2003                      10,000                      $ 25.9060
10/9/2003                      10,000                      $ 25.9040
10/10/2003                     10,000                      $ 25.9136

-----------------------------                      -----------------------------
CUSIP 690368 10 5                                                  Page  8 of 10
-----------------------------                      -----------------------------

DATE                     NUMBER OF SHARES                PRICE PER SHARE
----                     ----------------                ---------------

10/13/2003                     10,000                      $ 25.9948
10/14/2003                     10,000                      $ 25.7709
10/15/2003                     10,000                      $ 25.8144
10/16/2003                     10,000                      $ 25.6696
10/17/2003                     10,000                      $ 25.3563
10/20/2003                     10,000                      $ 25.1126
10/21/2003                     10,000                      $ 24.9890
10/22/2003                     10,000                      $ 25.0879
10/31/2003                     10,000                      $ 27.4000
11/4/2003                      15,000                      $ 26.7500
11/5/2003                      20,000                      $ 27.9643
11/6/2003                      10,000                      $ 28.0000
11/6/2003                      10,000                      $ 28.7500
11/6/2003                      10,000                      $ 28.7500


         d. Under the terms of the Amended and Restated Agreement of Limited Partnership of Fribourg Grandchildren Family L.P., Fribourg Enterprises, LLC, the heirs of Michel Fribourg, and various trusts of the descendants of Michel Fribourg, have distribution rights with respect to the income of the partnership.

         e.       Not applicable.

-----------------------------                      -----------------------------
CUSIP 690368 10 5                                                  Page  9 of 10
-----------------------------                      -----------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   November 11, 2003

                                       FRIBOURG GRANDCHILDREN FAMILY L.P.

                                       By:  Fribourg Enterprises, LLC,
                                            general partner


                                       By: /s/ Mary Ann Fribourg
                                           -----------------------------
                                           Mary Ann Fribourg as
                                           Trustee U/D/T dated 5/31/57
                                           f/b/o Robert Fribourg, a
                                           Managing Member


                                       By: /s/ Paul Fribourg
                                           ----------------------------
                                           Paul Fribourg as
                                           Trustee U/D/T dated 5/31/57
                                           f/b/o Robert Fribourg, a
                                           Managing Member


                                       By: /s/ Morton I. Sosland
                                           ----------------------------
                                           Morton I. Sosland as
                                           Trustee U/D/T dated 5/31/57
                                           f/b/o Robert Fribourg, a
                                           Managing Member


                                       FRIBOURG ENTERPRISES, LLC


                                       By: /s/ Mary Ann Fribourg
                                           ----------------------------
                                           Mary Ann Fribourg as
                                           Trustee U/D/T dated 5/31/57
                                           f/b/o Robert Fribourg, a
                                           Managing Member


                                       By: /s/ Paul Fribourg
                                           ----------------------------
                                           Paul Fribourg as
                                           Trustee U/D/T dated 5/31/57
                                           f/b/o Robert Fribourg, a
                                           Managing Member

-----------------------------                      -----------------------------
CUSIP 690368 10 5                                                 Page  10 of 10
-----------------------------                      -----------------------------

                                       By: /s/ Morton I. Sosland
                                           ----------------------------
                                           Morton I. Sosland as
                                           Trustee U/D/T dated 5/31/57
                                           f/b/o Robert Fribourg, a
                                           Managing Member